yw

19007483

ION

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

Securities and Exchange
FEB 27 2019
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21205

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/18** (mm/dd/yy) AND ENDING **12/31/18** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Casey Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, 2nd Floor
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Hewitt, FINOP **212-715-8753**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 W Jackson Blvd. Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Anish Vora**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Casey Securities, LLC**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

GARY S SCHWARZMAN
Notary Public - State of New Jersey
My Commission Expires Mar 15, 2021

2-22-19

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the 15c3-3 Exemption Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Casey Securities, LLC

December 31, 2018

Table of Contents

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Casey Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Casey Securities, LLC (the Company) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Casey Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Casey Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Casey Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Casey Securities, LLC's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2019

Casey Securities, LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 1,357,430
Deposits with clearing broker	102,411
Commissions receivable, net of $30,000 allowance	1,353,029
Fixed assets net of $10,303 depreciation	32,280
Due from Affiliate	7,202
Prepaid expenses and other assets	171,099
Total Assets	$ 3,023,451

Liabilities and Member's Equity	
Liabilities	
Due to Affiliates	$ 10,893
Accounts payable	155,870
Accrued expenses	190,739
Total Liabilities	$ 357,502
Member's Equity	2,665,949
Total Liabilities and Member's Equity	$ 3,023,451

See accompanying notes.

Casey Securities, LLC

Notes to Financial Statements

December 31, 2018

1. Organization

Casey Securities, LLC (the "Company") was formed as a limited liability company on June 30, 2004; the Company succeeded the business and approvals of Casey Securities, Inc on September 24th, 2004. Casey Securities, Inc had been a NYSE-ARCA and SEC approved broker dealer since 1976. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and continues to be a member of the NYSE-ARCA with OTP approval. The Company's primary business is to provide options floor brokerage services to its institutional customers. Effective January 1, 2017, the Company became a wholly owned subsidiary of FCF Group Intermediate Holdings, LLC.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Accounts Receivable
The Company's receivables are due from various institutional companies, including broker dealers, under contractual agreements. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Commission Revenue
Commissions are recorded as of the last calendar day of the month in which they were earned.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contacts with Customer. That guidance was amended to require business entities in an amount that reflects revenue to depict transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. Management believes the impact of the amendment to Topic 606 will have no material impact on its statement of operations.

Exchange Rebates
Rebates are received for QCC options trades executed on the NYSE-ARCA and are credited by the Exchange on a monthly basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

3. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2018, the Company held no Level 1, Level 2 or Level 3 investments.

Depreciation
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its direct owner/ sole member, FCF Group Intermediate Holdings, LLC, which subsequently passes 100% of its taxable income and expenses to the ultimate holding company, FCF Group Holdings, LLC. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2015.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1). This rule requires the Company to maintain a minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Further, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company's net capital was $1,687,825 which was $1,663,992 in excess of the required net capital of $23,833. The Company's aggregated indebtedness to net capital ratio was .212 at December 31, 2018.

4. Risk Concentration

The Company's cash consists of cash held at a financial institution where it may, at times, exceed government insurance limits during the year. At December 31, 2018 the Company had an uninsured cash balance of $1,107,430.

5. Deposit with Clearing Organization

The Company's clearing organization, Wedbush Securities, Inc ("Clearing firm"), requires that it maintain at least $100,000 in deposits.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities floor broker, the Company acts in an agency only capacity for counterparties such as broker dealers, banks and other financial institutions. The Company does not commit capital or otherwise engage in proprietary trading activities. The Company maintains a fully disclosed clearing agreement with Clearing firm. The agreement between the Company and Clearing firm provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Occupancy

Occupancy expenses are for costs related to maintaining trading position on the floor of the NYSE-ARCA, as well as costs related to the Company's off floor offices.

8. Related Party Transactions

Effective December 31, 2017, the Company maintains an expense sharing agreement with its affiliates under common control (FOG Equites, LLC ("FOG") and New Albion Partners, LLC ("NAP"), and FCF Group Holdings, LLC ("FCF")).

8. Related Party Transactions (continued)

During the year ending December 31, 2018, the Company charged FOG a total of $29,331 for shared office space and other expenses according to the agreement. The Company was charged FOG for execution services/passthrough CHX fees. At December 31, 2018, the Company was owed $7,202 from FOG and owed $1,247 to FOG.

During the year ending December 31, 2018, the Company was charged by NAP for services provided by shared personnel and other expenses according to the agreement. The Company also charged NAP for shared office space and other expenses according to the agreement. At December 31, 2018, the Company owed $6,868 to NAP.

During the year ending December 31, 2018, the Company, in the ordinary course of its business, forwards equity trades tied to its options business to its affiliate, FOG. No amounts are due from this affiliate as it relates to equity trades. As such, there is no market risk related to this business that could cause losses to be incurred.

During the year ended December 31, 2018, the Company was charged by FCF for shared office space and other expenses according to the agreement. At December 31, 2018, the Company owed $2,778 to FCF.

9. Lease Commitment

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, Leases. That guidance was amended to require nonpublic business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal years beginning after December 15, 2018. Management has not estimated the impact of the amendment Topic 842 on its statement of financial condition.

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The Company has obligations under the operating lease with non-cancelable terms.

10. Contingency

The Company is subject to a legal action from one of its former employees that involves a claim for monetary relief. The Company has filed a cross-complaint against this former employee on the basis of fraud and breach of contract. The bench trial proceeded from January 7-14, 2019 and the matter was submitted on February 8, 2019. The Judge must issue a decision by May 9, 2019. In the event of a judgement against the Company, the potential exposure is roughly $835,000. Although the Company's legal counsel has indicated that it cannot guarantee the ultimate result, they believe it is likely the Company will prevail on its former employee's contract claims and recover attorney's fees and costs.

11. Subsequent Events

The Company has evaluated the subsequent events through February 22, 2019, the date which the financial statements were issued, noting no material events requiring disclosure except as noted below.

During the month of January 2019, the Company had member's equity withdrawals totaling $500,000.

The Company has entered into a new expense sharing agreement with FOG and FCF, effective January 1, 2019.

The Company has become a member of NASDAQ PHLX, February 11, 2019.

Casey Securities, LLC

Annual Audit Report

December 31, 2018

Public Document